EXHIBIT 99.1

CAPITALISATION
The following table shows the Group’s capitalisation and indebtedness on a consolidated basis in accordance with IFRS as at 31 March 2022. In accordance with IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table below.

At 31 March 2022
Capitalisation	£m

Equity
Ordinary shareholders’ equity	36,255
Other equity instruments	4,268
Non-controlling interests	83
Total equity	40,606

Indebtedness
Subordinated liabilities	6,618
Debt securities
Debt securities in issue	55,139
Liabilities designated at fair value through profit or loss	5,919
Total debt securities	61,058
Total indebtedness	67,676

Total capitalisation and indebtedness	108,282
Excluding indebtedness issued under government-guaranteed funding programmes, none of the indebtedness set forth above is guaranteed by persons other than members of the Group. As of 31 March 2022, all indebtedness was unsecured except for £19.9 billion of securitisation notes and covered bonds and £1.2 billion of debt securities issued by the Group’s asset-backed conduits.
Other than the redemption of £4 million of undated subordinated liabilities on 14 April 2022, there have been no issuances or redemptions of subordinated liabilities since 31 March 2022.
There has been no material change in the information set forth in the table above since 31 March 2022.